UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-123711
CUSIP NUMBER 92275PAB5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I — REGISTRANT INFORMATION

Venoco, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

370 17th Street, Suite 2950
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202-1370
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Venoco, Inc. could not file the subject report without unreasonable effort or expense for the following reasons:

1.             Venoco, Inc. previously announced that its condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q for the first two quarters of 2005 will be restated in order to correct the company’s accounting for an acquisition completed in the first quarter of 2005.  The expected principal effects of the restatement will be to decrease deferred tax liabilities and to increase total stockholders’ equity.  As part of the restatement process, the company has undertaken a comprehensive review of its 2005 activity to complete the restatements and to verify that the appropriate effect on the quarter ended September 30, 2005 is incorporated in the report covering that period.  Due to the close proximity of its determination to restate its Quarterly Reports on Form 10-Q for the first two quarters of 2005 and the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, extra time has been required.

2.             On November 11, 2005, the company’s broadband system, which is operated by a third party, experienced a failure that prevented the company from accessing certain information necessary to complete the preparation and review of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.  The information became accessible on November 13, 2005.

For a combination of the above reasons, the company could not file the subject report without unreasonable effort or expense.  The company expects to file the subject report during the week of November 14 and will do so no later than November 21.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Christofferson	(303)	626-8302
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Venoco, Inc. expects to report that its oil and natural gas sales increased approximately 27% in the three month period ending September 30, 2005 relative to the same period in 2004.  The company expects to report a net loss of approximately $1.8 million for the third quarter of 2005 compared to net income of $6.9 million for the third quarter of 2004.  The net loss expected to be reported for the third quarter of 2005 includes the effects of a $16.2 million (pre-tax) unrealized loss on certain commodity derivative contracts that do not qualify for hedge accounting in accordance with SFAS 133.  The company expects to report that, excluding that charge, it had net income of approximately $8.0 million for the third quarter of 2005.  This compares to net income of $7.5 million in the third quarter of 2004 excluding the effects of the $0.9 million (pre-tax) unrealized commodity derivative loss for that quarter.

Venoco, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2005	By:	/s/ David B. Christofferson
		Name:	David B. Christofferson
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).